Supplement, dated July 15, 2024

to Annual Notice to Contract Owners

dated May 1, 2024

Wilton Reassurance Life Company of New York

American Separate Account No. 2

Individual Retirement Annuity Contracts (“IRA Contracts”) and

Flexible Premium Deferred Annuity Contracts (“FPA Contracts”)

The following supplemental information should be read in conjunction with the Annual Notice to Contract Owners dated May 1, 2024 for the IRA Contracts and FPA Contracts issued by Wilton Reassurance Life Company of New York, formerly known as The American Life Insurance Company of New York (the “Company”) through its American Separate Account No. 2 (the “Separate Account”). Special terms not defined herein have the meanings ascribed to them in your Prospectus.

The following information replaces the “Fees and Expenses” subsection of the “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE IRA CONTRACTS AND FPA CONTRACTS” section of your Notice:

FEES AND EXPENSES				LOCATION IN PROSPECTUS

Charges for Early Withdrawals	None			Charges You Will Pay

Transaction Charges	There are no charges for other transactions under the Contract.			Charges You Will Pay

Ongoing Fees and Expenses (annual charges)	The table below describes the fees and expenses that you pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.			Charges You Will Pay
	ANNUAL FEE	MIN.	MAX.
	Base Contract IRA Contracts	0.90%[1]	0.90%[1]
	Base Contract FPA Contracts	1.02%[1]	1.02%[1]
	Investment options (Underlying Fund fees and expenses)	0.09%[2]	0.65%[2]
[1] As a percentage of the Separate Account value. [2] As a percentage of the net asset value of the Underlying Fund assets.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges.

Lowest Annual Cost IRA Contracts: $1,014	Highest Annual Cost IRA Contracts: $1,588

Lowest Annual Cost FPA Contracts: $1,142	Highest Annual Cost FPA Contracts: $1,716

 Assumes:

•  Investment of $100,000

•  5% annual appreciation

•  Least expensive combination of Contract classes and Underlying Fund fees and expenses

•  No optional benefits

•  No sales charges

•  No additional Contributions, transfers, or withdrawals

 Assumes:

•  Investment of $100,000

•  5% annual appreciation

•  Most expensive combination of Contract Classes and Underlying Fund fees and expenses

•  No optional benefits

•  No sales charges

•  No additional Contributions, transfers, or withdrawals

The following replaces the entry for the Fidelity VIP Index 500 (Initial Class) underlying fund in Appendix A: UNDERLYING FUNDS AVAILABLE AS INVESTMENT OPTIONS UNDER THE IRA CONTRACTS AND FPA CONTRACTS at the back of your Notice:

Type/Investment Objective	Underlying Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns as of 12/31/23
			1 year	5 year	10 year	Life of Fund
Equity Fund Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index	Fidelity VIP Index 500 (Initial Class) Adviser: Fidelity Management & Research Company LLC (FMR) Subadvisers: FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, and Fidelity Management & Research Japan Limited serve as sub-advisers	0.09%	26.19%	15.56%	11.92%

This Supplement Should Be Retained With Your Notice to Contract Owners For Future Reference.